Bionomics Limited

12 March 2003

03007730

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549



**Re: Bionomics Limited - File number 82-34682**

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
**Company Secretary**



DO 4/14

82-34682

Bionomics Limited

ABN 53 075 582 740

# ASX ANNOUNCEMENT
## 12 March 2003

### BIONOMICS HALF YEAR RESULTS

Bionomics Limited (ASX:BNO; OTC:BMICY) today reported its half-year results. In releasing the results Dr Deborah Rathjen, CEO & Managing Director said, "Highlights for the half year were centered on the Company's epilepsy program which made strong progress, resulting in the achievement of significant R & D milestones, and the signing of a collaboration and license agreement with US company Nanogen Inc. (NASDAQ:NGEN) for the development of the world's first molecular diagnostic test for epilepsy".

"Bionomics continues to focus its resources on products which aim to provide substantial improvements in the lives of patients with epilepsy and other serious central nervous system (CNS) conditions", she added.

**Key Points – Financial**

- Bionomics cash position at 31 December 2002 was $6.7 million compared with $8.6 million at 30 June 2002.
- Cash outflows were down to $2.7 million compared with $3.5 million for the period 1 July 2001 to 31 December 2001, reflecting Bionomics tight control on expenses and cash reserves.
- Cash inflows for the half-year were $0.8 million.
- The Company incurred an operating loss of $2.5 million in line with expectations. $0.3 million of this loss was attributable to depreciation.

**Key Points – Corporate**

- The Company announced on 1 October 2002 that it had entered into an arrangement with Nanogen Inc. of San Diego to develop molecular diagnostic tests for epilepsy.
- The Company announced on 2 October 2002 that it had completed a Level 1 NASDAQ listing which allows Bionomics American Depository Receipts to trade in the US.

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**Key Points – Research and Development**

- Bionomics announced a significant scientific and medical breakthrough with the development of the world's first animal model of human inherited epilepsy. The model validates the role of genes discovered in Bionomics' epilepsy program as causative of the condition.

- Bionomics substantially broadened its portfolio of epilepsy gene discoveries, which now stands at 198 gene variants covered by 6 international patent applications. These patent applications cover changes in ion channels which regulate the flow of electrical current in the brain.

These two developments have underpinned the establishment of Bionomics' proprietary ionX™ discovery platform, the scientific and commercial potential of which has recently been recognised through the award of a Federal Government R & D START Grant of $2.87 million. The ionX™ platform is a valuable asset for Bionomics, providing the Company with a significant global competitive advantage in CNS drug discovery.

- Our angiogenesis program has reached key R & D milestones with more than 114 novel genes identified by Bionomics moving through to international patent stages.

These discoveries form part of Bionomics' proprietary Angene™ target and drug discovery platform, which also incorporates cutting edge technologies in this field. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of more effective drugs and drug targets for the treatment of cancer and inflammatory diseases. Similarly to the Company's ionX™ platform, the Angene™ platform is attracting international interest.

- Bionomics is continuing to make progress towards the validation of genes that promote breast cancer growth. The project is currently supported by both an R & D START Grant and a Biotechnology Innovation Fund Grant.

Whilst still in early stages, a range of cell-based assays are under development which will provide the basis of gene identification and drug target validation in this project. Because this program is at an early stage Bionomics has appropriately allocated the majority of its resources to ionX™ and Angene™ which offer more immediate prospects for commercialization.

For more information about Bionomics, visit www.bionomics.com.au

---

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**DR DEBORAH RATHJEN**
**CEO & MANAGING DIRECTOR**
**BIONOMICS LIMITED**
**Ph: +61 8 8354 6101**

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*Rules 4.1, 4.3*

# Appendix 4B

## Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

**BIONOMICS LIMITED**

| ABN or equivalent company reference | Half yearly *(tick)* | Preliminary final *(tick)* | Half year/financial year ended ('current period') |
|---|---|---|---|
| **53 075 582 740** | ✓ | | **31 December 2002** |

## For announcement to the market

*Extracts from this report for announcement to the market (see note 1).* $A'000

| | | | | |
|---|---|---|---|---|
| Revenues from ordinary activities *(item 1.1)* | ~~up~~/down | 10.4% | to | 915 |
| ~~Profit~~ / (Loss) from ordinary activities after tax attributable to members (*item 1.22*) | up/~~down~~ | 48.7% | to | (2,465) |
| ~~Profit~~ / (Loss) from extraordinary items after tax attributable to members (*item 2.5(d)*) | gain (loss) of | | | |
| Net ~~Profit~~ / (Loss) for the period attributable to members *(item 1.11)* | up/~~down~~ | 48.7% | to | (2,465) |

| **Dividends (distributions)** | Amount per security | Franked amount per security |
|---|---|---|
| Final dividend *(Preliminary final report only - item 15.4)*<br>Interim dividend *(Half yearly report only - item 15.6)* | N/A¢ | N/A¢ |
| Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)* | N/A¢ | N/A¢ |

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

**If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.**

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## Condensed consolidated statement of financial performance

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.1 | Revenues from ordinary activities *(see items 1.23 -1.25)* | 915 | 1,021 |
| 1.2 | Expenses from ordinary activities (*see items 1.26 & 1.27)* | 3,225 | 2,679 |
| 1.3 | Borrowing costs | 155 | 0 |
| 1.4 | Share of net profits (losses) of associates and joint venture entities (*see item 16.7*) | **0** | **0** |
| **1.5** | **Profit (loss) from ordinary activities before tax** | **(2,465)** | **(1,658)** |
| 1.6 | Income tax on ordinary activities *(see note 4)* | 0 | 0 |
| **1.7** | **Profit (loss) from ordinary activities after tax** | **(2,465)** | **(1,658)** |
| 1.8 | Profit (loss) from extraordinary items after tax (*see item 2.5*) | 0 | 0 |
| **1.9** | **Net profit (loss)** | **(2,465)** | **(1,658)** |
| 1.10 | Net profit (loss) attributable to outside +equity interests | 0 | 0 |
| **1.11** | **Net profit (loss) for the period attributable to members** | **(2,465)** | **(1,658)** |
| | **Non-owner transaction changes in equity** | | |
| 1.12 | Increase (decrease) in revaluation reserves | | |
| 1.13 | Net exchange differences recognised in equity | | |
| 1.14 | Other revenue, expense and initial adjustments recognised directly in equity (attach details) | | |
| 1.15 | Initial adjustments from UIG transitional provisions | | |
| 1.16 | Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15) | | |
| **1.17** | **Total changes in equity not resulting from transactions with owners as owners** | **(2,465)** | **(1,658)** |

| | **Earnings per security (EPS)** | Current period | Previous corresponding period |
|---|---|---|---|
| 1.18 | Basic EPS | (0.063) | (0.048) |
| 1.19 | Diluted EPS | (0.048) | (0.038) |

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## Notes to the condensed consolidated statement of financial performance

## Profit (loss) from ordinary activities attributable to members

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.20 | Profit (loss) from ordinary activities after tax (*item 1.7*) | (2,465) | (1,658) |
| 1.21 | Less (plus) outside +equity interests | 0 | 0 |
| **1.22** | **Profit (loss) from ordinary activities after tax, attributable to members** | **(2,465)** | **(1,658)** |

## Revenue and expenses from ordinary activities

*(see note 15)*

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.23 | Revenue from sales or services | 80 | 0 |
| 1.24 | Interest revenue | 187 | 206 |
| 1.25 | Other relevant revenue | | |
| | Grants | 567 | 811 |
| | Other revenue | 81 | 4 |
| 1.26 | Details of relevant expenses | | |
| | Borrowing Costs | 155 | 0 |
| | Amortisation Expenses | 21 | 21 |
| | Employee and Director Benefit expenses* | 1,023 | 587 |
| | Research and Development expenses | 1,407 | 1,536 |
| | Shareholder & Investor Communication expenses | 125 | 115 |
| | Travel expenses | 108 | 70 |
| | Other expenses from ordinary activities | 205 | 217 |
| | ***Employee and Director Benefit expenses for the period reflect the increase in staff directly employed by the Company on its science programs.** | | |
| 1.27 | Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)* | 336 | 133 |
| | **Capitalised outlays** | | |
| 1.28 | Interest costs capitalised in asset values | 0 | 0 |
| 1.29 | Outlays capitalised in intangibles (unless arising from an +acquisition of a business) | 0 | 0 |

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## Consolidated retained profits

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.30 | Retained profits (accumulated losses) at the beginning of the financial period | (9,109) | (5,619) |
| 1.31 | Net profit (loss) attributable to members (*item 1.11*) | (2,465) | (1,658) |
| 1.32 | Net transfers from (to) reserves *(details if material)* | 0 | 0 |
| 1.33 | Net effect of changes in accounting policies | 0 | 0 |
| 1.34 | Dividends and other equity distributions paid or payable | 0 | 0 |
| **1.35** | **Retained profits (accumulated losses) at end of financial period** | **(11,574)** | **(7,277)** |

## Intangible and extraordinary items

| | | *Consolidated - current period* | | | |
|---|---|---|---|---|---|
| | | Before tax $A'000 (a) | Related tax $A'000 (b) | Related outside + equity interests $A'000 (c) | Amount (after tax) attributable to members $A'000 (d) |
| 2.1 | Amortisation of goodwill | 0 | 0 | 0 | 0 |
| 2.2 | Amortisation of other intangibles | 21 | 0 | 0 | 21 |
| **2.3** | **Total amortisation of intangibles** | 21 | 0 | 0 | 21 |
| 2.4 | Extraordinary items (details) | 0 | 0 | 0 | 0 |
| **2.5** | **Total extraordinary items** | **0** | **0** | **0** | **0** |

## Comparison of half year profits
*(Preliminary final report only)*

| | | Current year - $A'000 | Previous year - $A'000 |
|---|---|---|---|
| 3.1 | Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report) | N/A | |
| 3.2 | Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year | | |

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## Condensed consolidated statement of financial position

| | | At end of current period $A'000 | As shown in last annual report $A'000 | As in last half yearly report $A'000 |
|---|---|---|---|---|
| | **Current assets** | | | |
| 4.1 | Cash | 6,720 | 8,624 | 9,904 |
| 4.2 | Receivables | 110 | 99 | 671 |
| 4.3 | Investments | 0 | 0 | 0 |
| 4.4 | Inventories | 0 | 0 | 0 |
| 4.5 | Tax assets | 0 | 0 | 0 |
| 4.6 | Other (provide details if material) | 69 | 110 | 100 |
| **4.7** | **Total current assets** | **6,899** | **8,833** | **10,675** |
| | **Non-current assets** | | | |
| 4.8 | Receivables | 0 | 0 | 0 |
| 4.9 | Investments (equity accounted) | 0 | 0 | 0 |
| 4.10 | Other investments | 0 | 0 | 0 |
| 4.11 | Inventories | 0 | 0 | 0 |
| 4.12 | Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)* | 0 | 0 | 0 |
| 4.13 | Development properties (+mining entities) | 0 | 0 | 0 |
| 4.14 | Other property, plant and equipment (net) | 6,604 | 6,907 | 625 |
| 4.15 | Intangibles (net) | 78 | 99 | 120 |
| 4.16 | Tax assets | 0 | 0 | 0 |
| 4.17 | Other (provide details if material) | 0 | 0 | 941 |
| **4.18** | **Total non-current assets** | **6,682** | **7,006** | **1,686** |
| **4.19** | **Total assets** | **13,581** | **15,839** | **12,361** |
| | **Current liabilities** | | | |
| 4.20 | Payables | 493 | 345 | 415 |
| 4.21 | Interest bearing liabilities | 381 | 127 | 0 |
| 4.22 | Tax liabilities | 0 | 0 | 0 |
| 4.23 | Provisions exc. tax liabilities | 69 | 61 | 26 |
| 4.24 | Other (provide details if material) | 314 | 310 | 199 |
| **4.25** | **Total current liabilities** | **1,257** | **843** | **640** |
| | **Non-current liabilities** | | | |
| 4.26 | Payables | 50 | 50 | 50 |
| 4.27 | Interest bearing liabilities | 4,703 | 4,957 | 0 |
| 4.28 | Tax liabilities | 0 | 0 | 0 |
| 4.29 | Provisions exc. tax liabilities | 0 | 0 | 0 |
| 4.30 | Other (provide details if material) | 0 | 0 | 0 |
| **4.31** | **Total non-current liabilities** | **4,753** | **5,007** | **50** |
| **4.32** | **Total liabilities** | **6,010** | **5,850** | **690** |
| **4.33** | **Net assets** | **7,571** | **9,989** | **11,671** |

| | | | | |
|---|---|---|---|---|
| | **Equity** | | | |
| 4.34 | Capital/contributed equity | 19,145 | 19,098 | 18,948 |
| 4.35 | Reserves | 0 | 0 | 0 |
| 4.36 | Retained profits (accumulated losses) | (11,574) | (9,109) | (7,277) |
| **4.37** | **Equity attributable to members of the parent entity** | **7,571** | **9,989** | **11,671** |
| 4.38 | Outside +equity interests in controlled entities | 0 | 0 | 0 |
| **4.39** | **Total equity** | **7,571** | **9,989** | **11,671** |

| | | | | |
|---|---|---|---|---|
| 4.40 | Preference capital included as part of 4.37 | **0** | **0** | **0** |

## Notes to the condensed consolidated statement of financial position

## Exploration and evaluation expenditure capitalised

*(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 5.1 | Opening balance | N/A | |
| 5.2 | Expenditure incurred during current period | | |
| 5.3 | Expenditure written off during current period | | |
| 5.4 | Acquisitions, disposals, revaluation increments, etc. | | |
| 5.5 | Expenditure transferred to Development Properties | | |
| **5.6** | **Closing balance as shown in the consolidated balance sheet** *(item 4.12)* | | |

## Development properties

*(To be completed only by entities with mining interests if amounts are material)*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 6.1 | Opening balance | N/A | |
| 6.2 | Expenditure incurred during current period | | |
| 6.3 | Expenditure transferred from exploration and evaluation | | |
| 6.4 | Expenditure written off during current period | | |
| 6.5 | Acquisitions, disposals, revaluation increments, etc. | | |
| 6.6 | Expenditure transferred to mine properties | | |
| **6.7** | **Closing balance as shown in the consolidated balance sheet** *(item 4.13)* | | |

**Condensed consolidated statement of cash flows**

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| | **Cash flows related to operating activities** | | |
| 7.1 | Receipts from customers | 80 | 0 |
| 7.2 | Payments to suppliers and employees | (2,510) | (2,421) |
| 7.3 | Dividends received from associates | 0 | 0 |
| 7.4 | Other dividends received | 0 | 0 |
| 7.5 | Interest and other items of similar nature received | 218 | 142 |
| 7.6 | Interest and other costs of finance paid | (155) | 0 |
| 7.7 | Income taxes paid | 0 | 0 |
| 7.8 | Other (provide details if material) | 77 | 0 |
| | Grants received | 419 | 236 |
| **7.9** | **Net operating cash flows** | **(1,871)** | **(2,043)** |
| | **Cash flows related to investing activities** | | |
| 7.10 | Payment for purchases of property, plant and equipment | (33) | (975) |
| 7.11 | Proceeds from sale of property, plant and equipment | 0 | 0 |
| 7.12 | Payment for purchases of equity investments | 0 | 0 |
| 7.13 | Proceeds from sale of equity investments | 0 | 0 |
| 7.14 | Loans to other entities | 0 | 0 |
| 7.15 | Loans repaid by other entities | 0 | 0 |
| 7.16 | Other (provide details if material) | 0 | 0 |
| **7.17** | **Net investing cash flows** | **(33)** | **(975)** |
| | **Cash flows related to financing activities** | | |
| 7.18 | Proceeds from issues of +securities (shares, options, etc.) | 0 | 3,248 |
| 7.19 | Proceeds from borrowings | 0 | 0 |
| 7.20 | Repayment of borrowings | 0 | 0 |
| 7.21 | Dividends paid | 0 | 0 |
| 7.22 | Other (provide details if material) | 0 | 0 |
| | Cost of Placement | 0 | (156) |
| **7.23** | **Net financing cash flows** | **0** | **3,092** |
| 7.24 | **Net increase (decrease) in cash held** | **(1,904)** | **74** |
| 7.25 | Cash at beginning of period *(see Reconciliation of cash)* | 8,624 | 9,830 |
| 7.26 | Exchange rate adjustments to item 7.25. | 0 | 0 |
| **7.27** | **Cash at end of period** *(see Reconciliation of cash)* | 6,720 | 9,904 |

## Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

| |
|---|
| Director's fees satisfied by the issue of shares: current period $46,667, previous corresponding period $49,185. |

## Reconciliation of cash

| Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|
| 8.1 Cash on hand and at bank | 454 | 138 |
| 8.2 Deposits at call | 6,266 | 9,766 |
| 8.3 Bank overdraft | 0 | 0 |
| 8.4 Other (provide details) | 0 | 0 |
| **8.5 Total cash at end of period** *(item 7.27)* | **6,720** | **9,904** |

## Other notes to the condensed financial statements

| Ratios | Current period | Previous corresponding period |
|---|---|---|
| 9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*) | (269.5%) | (162.4%) |
| 9.2 **Profit after tax / + equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*) | (32.6%) | (14.2%) |

## Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Basic earnings per share (0.063), previous corresponding period (0.048)
Diluted earnings per share (0.048), previous corresponding period (0.038)

Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share 39,348,358, previous corresponding period 34,301,055

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share 47,785,711, previous corresponding period 41,276,923

| NTA backing *(see note 7)* | Current period | Previous corresponding period |
|---|---|---|
| 11.1 Net tangible asset backing per + ordinary security | 19.0 cents | 29.6 cents |

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## Discontinuing Operations

*(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)*

12.1 Discontinuing Operations

| |
|---|
| N/A |

## Control gained over entities having material effect

| | | |
|---|---|---|
| 13.1 | Name of entity (or group of entities) | N/A |
| 13.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired | $ |
| 13.3 | Date from which such profit has been calculated | |
| 13.4 | Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period | $ |

## Loss of control of entities having material effect

| | | |
|---|---|---|
| 14.1 | Name of entity (or group of entities) | N/A |
| 14.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control | $ |
| 14.3 | Date to which the profit (loss) in item 14.2 has been calculated | |
| 14.4 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period | $ |
| 14.5 | Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control | $ |

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## Dividends (in the case of a trust, distributions)

| | | |
|---|---|---|
| 15.1 | Date the dividend (distribution) is payable | N/A |
| 15.2 | +Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved) | |
| 15.3 | If it is a final dividend, has it been declared? *(Preliminary final report only)* | |

## Amount per security

| | | Amount per security | Franked amount per security at % tax (see note 4) | Amount per security of foreign source dividend |
|---|---|---|---|---|
| | *(Preliminary final report only)* | N/A | | |
| **15.4** | **Final dividend:** Current year | ¢ | ¢ | ¢ |
| 15.5 | Previous year | ¢ | ¢ | ¢ |
| | *(Half yearly and preliminary final reports)* | | | |
| **15.6** | **Interim dividend:** Current year | ¢ | ¢ | ¢ |
| 15.7 | Previous year | ¢ | ¢ | ¢ |

## Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

| | | Current year | Previous year |
|---|---|---|---|
| 15.8 | +Ordinary securities | N/A¢ | ¢ |
| 15.9 | Preference +securities | ¢ | ¢ |

## Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 15.10 | +Ordinary securities *(each class separately)* | N/A | |
| 15.11 | Preference +securities *(each class separately)* | | |
| 15.12 | Other equity instruments *(each class separately)* | | |
| **15.13** | **Total** | | |

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The +dividend or distribution plans shown below are in operation.

| |
|---|
| |

| | |
|---|---|
| The last date(s) for receipt of election notices for the +dividend or distribution plans | |

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

| |
|---|
| |

## Details of aggregate share of profits (losses) of associates and joint venture entities

| **Group's share of associates' and joint venture entities':** | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|
| 16.1 Profit (loss) from ordinary activities before tax | N/A | |
| 16.2 Income tax on ordinary activities | | |
| **16.3 Profit (loss) from ordinary activities after tax** | | |
| 16.4 Extraordinary items net of tax | | |
| **16.5 Net profit (loss)** | | |
| 16.6 Adjustments | | |
| **16.7 Share of net profit (loss) of associates and joint venture entities** | | |

## Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

| *Name of entity* | Percentage of ownership interest held at end of period or date of disposal | | Contribution to net profit (loss) (*item 1.9*) | |
|---|---|---|---|---|
| **17.1 Equity accounted associates and joint venture entities** | Current period | Previous corresponding period | Current period $A'000 | Previous corresponding period - $A'000 |
| | N/A | | | |
| **17.2 Total** | | | | |
| 17.3 Other material interests | | | | |
| **17.4 Total** | | | | |

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## Issued and quoted securities at end of current period

*(Description must include rate of interest and any redemption or conversion rights together with prices and dates)*

| | Category of +securities | Total number | Number quoted | Issue price per security (see note 14) (cents) | Amount paid up per security (see note 14) (cents) |
|---|---|---|---|---|---|
| **18.1** | **Preference +securities** *(description)* | | | | |
| 18.2 | Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions | | | | |
| **18.3** | **Ordinary securities** | 39,401,064 | 39,401,064 | | |
| 18.4 | Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks | 72,917 | | 64 | 64 |
| **18.5** | **Convertible debt securities** *(description and conversion factor)* | | | | |
| 18.6 | Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted | | | | |

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| | | | | Exercise price | Expiry date (if any) |
|---|---|---|---|---|---|
| **18.7** | **Options** *(description and conversion factor)* | | | | |
| | | | | **cents** | |
| | Directors' Options | 2,100,000 | | 30 | 17/06/04 |
| | Scientists' Options | 1,840,000 | | 50 | 08/11/04 |
| | Scientist's Options | 75,000 | | 65 | 08/06/05 |
| | Scientists' Options | 289,600 | | 100 | 21/06/05 |
| | Consultant's Options | 113,333 | | 100 | 19/06/03 |
| | CEO's Options | 340,000 | | 100 | 19/06/07 |
| | CEO's Options | 340,000 | | 100 | 19/06/08 |
| | CEO's Options | 170,000 | | 100 | 19/06/09 |
| | CEO's Options | 170,000 | | 140 | 19/06/09 |
| | CEO's Options | 680,000 | | 140 | 19/06/10 |
| | Scientist's Options | 15,000 | | 130 | 18/06/06 |
| | Consultant's Options | 100,000 | | 140 | 30/07/03 |
| | Director's Options | 200,000 | | 95 | 08/08/07 |
| | Chief Scientist's Options | 60,000 | | 120 | 14/05/08 |
| | Chief Scientist's Options | 40,000 | | 120 | 14/05/09 |
| | Chief Scientist's Options | 20,000 | | 140 | 14/05/09 |
| | Chief Scientist's Options | 60,000 | | 140 | 14/05/10 |
| | Chief Scientist's Options | 20,000 | | 140 | 14/05/11 |
| | Chief Scientist's Options | 100,000 | | 180 | 14/05/11 |
| | Scientist's Options | 25,000 | | 79 | 01/01/07 |
| | Employee Options | 420,666 | | 81 | June 2008 |
| | Employee Options | 420,666 | | 81 | June 2009 |
| | Employee Options | 420,667 | | 81 | June 2010 |
| | Employee Options | 420,667 | | 81 | June 2011 |
| | Employee Options | 420,667 | | 81 | June 2012 |
| 18.8 | Issued during current period | 100,000 | | 81 | June 2008 |
| | | 100,000 | | 81 | June 2009 |
| | | 100,000 | | 81 | June 2010 |
| | | 100,000 | | 81 | June 2011 |
| | | 100,000 | | 81 | June 2012 |
| 18.9 | Exercised during current period | | | | |
| 18.10 | Expired during current period | | | | |
| **18.11** | **Debentures** *(description)* | | | | |
| 18.12 | Changes during current period (a) Increases through issues | | | | |
| | (b) Decreases through securities matured, converted | | | | |
| **18.13** | **Unsecured notes** *(description)* | | | | |
| 18.14 | Changes during current period (a) Increases through issues | | | | |
| | (b) Decreases through securities matured, converted | | | | |

82-34682



## Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Not applicable

## Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

### Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

| |
|---|
| Nil |

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

On 19 February 2003, Bionomics ionX™ platform received endorsement through the award of an R&D Start grant of $2.87 million over two years. This funding will provide support for Bionomics efforts towards the discovery of new anti-epileptic drugs.

On 19 February 2003, Bionomics announced an opportunity for shareholders to participate in capital raising initiatives of the Company through a Share Purchase Plan.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

| |
|---|
| N/A |

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

| |
|---|
| Nil |

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

| |
|---|
| Nil |

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

| |
|---|
| Nil |

## Additional disclosure for trusts

Not Applicable

## Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used: Nil

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
*(Tick one)*

- ☐ The +accounts have been audited.
- ☑ The +accounts have been subject to review.
- ☐ The +accounts are in the process of being audited or subject to review.
- ☐ The +accounts have *not* yet been audited or reviewed.

5 The review by the auditor is attached.

6 The entity has a formally constituted audit committee.

Sign here: ............................................ Date: 11/3/2003
Director

Print name: DEBORAH RATHJEN

82-34682

## BIONOMICS LIMITED - ABN 53 075 582 740

## DIRECTORS' DECLARATION

The directors declare that the financial statements and notes set out on pages 1 to 15:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(b) give a true and fair view of the Company's financial position as at 31 December 2002 and of its performance, as represented by the results of its operations and cash flows, for the half year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that Bionomics Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Dated at Adelaide this 11th day of March 2003.

Director (Fraser Ainsworth)

Director

82-34682

## BIONOMICS LIMITED - ABN 53 075 582 740

## DIRECTORS' REPORT

Your directors present their report on the financial statements of Bionomics Limited ("Bionomics") for the half-year ended 31 December 2002.

### DIRECTORS

The following persons were directors of Bionomics during the whole of the half-year and up to the date of this report:

Fraser Ainsworth
Christopher Henney
Peter Maddern
George Morstyn
Deborah Rathjen

### REVIEW OF OPERATIONS

### Financial

In the half-year ended 31 December 2002 the Company incurred an operating loss of $2,464,857 in line with expectations. Cash inflows for the half-year were $0.8 million and cash outflows were $2.7 million, resulting in a decrease of cash on hand over the period of $1.9 million. Our cash position at 31 December 2002 was $6.7 million compared with $8.6 million at 30 June 2002.

On 19 February 2003, Bionomics announced an opportunity for shareholders to participate in a capital raising initiative of the Company through a Share Purchase plan (SPP). Funds raised from the SPP will be utilised to fast track the discovery of better drugs to target epilepsy. Shareholder funds will be supplemented in this program following the award of an R&D Start Grant of $2.87 million as detailed later in this report.

### Research & Development

The second half of calendar year 2002 was a period of further achievement by the Company with significant milestones achieved in research and development and good progress on the business front, despite the conclusion of our relationship with Johnson and Johnson Research Pty Ltd.

ionX™ Platform and Epilepsy Project

The Company continues to build its patent portfolio around its epilepsy gene discoveries. These gene discoveries are in an important and highly valued class of targets for drug treatments – ion channels. Ion channels are important regulators of the flow of electrical current in the brain. Over the past twelve months, Bionomics has built its portfolio of ion channel gene discoveries from 52 gene variations in 17 genes to a total of 198 gene variations in 30 genes. The Company now has a total of 6 international patent applications for its ion channel gene discoveries which include the world's first mouse model of human inherited epilepsy and the ionX™ discovery platform. Through ionX™ the Company will work towards the discovery of new drugs to treat epilepsy and other serious Central Nervous System (CNS) disorders such as Alzheimer's Disease and Parkinson's Disease.

genetic mutation representative of human epilepsy and using this model we will now be able to assess more closely the neurological and physiological mechanisms causing this debilitating condition. It is an important tool which validates the role of this gene discovered in Bionomics epilepsy program as causative of some cases of the disease and will underpin Bionomics drug discovery efforts in this field. Almost seventy five percent of epilepsy sufferers have inherited epilepsy and new treatments for more effective control of their seizures are needed.

In this period key aspects of Bionomics epilepsy research were published in the influential US science journal Proceedings of the National Academy of Science.

On the business front Bionomics and Nanogen Inc entered into a development collaboration and license agreement. This partnership aims to develop the world's first molecular diagnostic test for epilepsy which will enable the rapid and accurate selection of treatment paths for some types of epilepsy patients, leading to safer and more effective treatment and management of this serious condition.

As announced on 19 February 2003, Bionomics' ionX™ platform has received endorsement through the award of an R&D Start grant of $2.87 million over two years. This funding will provide support for Bionomics efforts towards the discovery of new anti-epileptic drugs.

Bionomics continues to benefit strongly from its close collaboration with the University of Melbourne and the Women's & Children's Hospital in the area of epilepsy research. Bionomics has also recently put in place a collaboration with Australia's premier neuroscience research institute, the Howard Florey to support our CNS research program.

Angene™ Platform and Angiogenesis Project

During the reporting period Bionomics expanded the intellectual property base which underpins its Angene™ platform for the discovery of drugs which target angiogenesis related conditions including cancer. Bionomics has now identified over 114 novel angiogenesis genes and is continuing to characterise the role of these genes in regulating angiogenesis within its ongoing research activities. Bionomics is focussing its research efforts in this area on the industrialization of this platform to firmly establish Angene™ as a robust and high-powered way to discover new treatments for serious medical conditions. The development of our NeoVascMouse™ model for drug testing is valuable, as Bionomics believes it overcomes a significant bottleneck in the drug discovery process and provides a new method of drug screening.

Bionomics continues to support its ongoing partnerships with Genmab A/S and Hybrigen Inc. Our year long collaboration with Johnson and Johnson Research Pty Ltd has recently been concluded with excellent scientific results achieved. Bionomics has retained its rights to the outcomes of the collaboration, which Bionomics will look to commercialise. Bionomics continues to actively seek further partners for development and commercial exploitation of Angene™.

Breast Cancer Project

Our breast cancer project continues to make progress towards the identification and validation of genes which promote breast cancer cell growth. The project is currently supported by both an R&D Start Grant and a Biotechnology Innovation Fund Grant. Whilst still in its early stages, a range of cell-based assays are under development which will provide the basis of our gene identification and drug target validation efforts in this area. Because this program is at an early stage Bionomics has appropriately allocated the majority of its resources to ionX™ and Angene™ which offer more immediate prospects for commercialisation. Dr Thomas Gonda and Dr David Callen have recently ceased to be

82-34682

## ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

We look forward to continuing the development of our science and our Company during the forthcoming half-year period and beyond.

This report is made in accordance with a resolution of the directors.

Dated at Adelaide this 11th day of March 2003.

Director

Director

82-34682

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers**
**ABN 52 780 433 757**

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwcglobal.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999

## Independent review report to the members of Bionomics Limited

### Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report (defined below) is not presented in accordance with:

- the Corporations Act 2001 in Australia, including giving a true and fair view of the financial position of Bionomics Limited as at 31 December 2002 and of its performance for the half-year ended on that date;
- Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, the Corporations Regulations 2001 and ASX Listing Rules relating to half yearly financial reports.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

### Scope and summary of our role

#### The financial report – responsibility and content

The preparation of the financial report for the half-year ended 31 December 2002 is the responsibility of the directors of Bionomics Limited. It includes the financial statements for the Bionomics Limited (the Company).

The financial report comprises the attached half yearly report in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration thereon for the half year ended 31 December 2002, excluding:

(a) material factors affecting the revenues and expenses of the company for the current period (page 14);

(b) compliance statement (page 15).

#### The auditor's role and work

We conducted an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission and the ASX. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

82-34682

PRICEWATERHOUSECOOPERS

**Independent review report to the members of Bionomics Limited (continued)**

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, the Corporations Regulations 2001 and ASX Listing Rules relating to half year financial reports, which is consistent with our understanding of the Company's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of company personnel of certain internal controls, transactions and individual items;
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

**Independence**

As auditor, we are required to be independent of the Company and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Company. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

PricewaterhouseCoopers

P.G. Steel

PG Steel
Partner

Adelaide
11 March 2003